

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

May 28, 2015

Via E-mail
Michael G. Moore
Chief Executive Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, OK 73134

> **Re: Gulfport Energy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed February 28, 2014**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed February 27, 2015**
> **Response Letter dated April 13, 2015**
> **File No. 0-19514**

Dear Mr. Moore:

We have reviewed your April 13, 2015 response to our comment letter and your filings, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Management's Discussion and Analysis, page 54

Overview, page 54

1. We have read your response to prior comment one, as it relates to providing quantified information regarding the reasonably possible impact of current prices on reported reserve volumes and the ceiling test.

   Given the understanding of well economics developed during the course of preparing reserve estimates, together with other factors, including internal rates of return and current prices that are routinely considered in connection with your efforts to "re-optimize" development plans, it appears that information known to you would establish a reasonable basis to quantify reasonably possible effects of current prices on your estimates of proved reserves. Similarly, considering the manner by which the ceiling test is performed under the full cost methodology, we would expect you to have a reasonable basis to quantify reasonably possible near-term impacts of ceiling test impairments (using price information that is more current when filing your report than was utilized in the computation for the period covered by the report).

Unless you have determined that it is not reasonably possible that a continuation of the current economic environment would lead to material adverse effects, it appears you will need to revise your disclosure to provide quantified information regarding the reasonably possible effects of a continuation of current commodity prices on your reported reserve volumes and ceiling tests under the full cost methodology, to the extent that quantified information is reasonably available.

Please note that disclosure regarding reasonably likely effects of the prevailing changes in market prices, quantified pursuant to Item 303 of Regulation S-K, should be distinguished from any outlook or forecast of future results that you may otherwise choose to provide. See Section III.B of SEC Release 33-6835.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or, in his absence, Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief